Exhibit 99.1

CORPORATE RELEASE	30 March 2023

Manchester United PLC Reports

Second Quarter Fiscal 2023 Results

Key Points

•	The men’s first team won the Carabao Cup on 26 February at Wembley for the 6th time; the team also advances to the FA Cup Semi-finals
•	For the 2022/23 domestic and European seasons to date, the men’s first team is currently in third place in the Premier League and has advanced to the UEFA Europa League Quarter-finals
•	For the 2022/23 Women's Super League season, the women's team is currently in first place in the league and has advanced to the Semi-finals of the Women's FA Cup
•	Club continues to achieve record-breaking attendance and Matchday hospitality revenues, as well as record global memberships and record Museum & Tour visits; season to date 2022/23 ticket sales have surpassed the record set in 2016/17
•	Club recently announced a return to the US for its Summer Tour 2023 with a first announced match against Wrexham AFC in San Diego at Snapdragon Stadium on 25 July
•	For fiscal 2023, the Company reiterates its previous revenue guidance of £590 million to £610 million and its adjusted EBITDA guidance of £125 million to £140 million
•	Company reports net profit for the second quarter of £6.3 million

MANCHESTER, England – 30 March 2023 – Manchester United (NYSE: MANU; the “Company,” the “Group” and the “Club”) – one of the most popular and successful sports teams in the world – today announced financial results for the 2023 fiscal second quarter ended 31 December 2022.

Outlook

For fiscal 2023, the Company reiterates its previous revenue guidance of £590 million to £610 million and its previous adjusted EBITDA guidance of £125 million to £140 million.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2022/23 season	6	10	10	12	38
2021/22 season	6	12	11	9	38

Key Financials (unaudited)

£ million (except earnings/(loss) per share)	Three months ended 31 December			Six months ended 31 December
	2022	2021	Change	2022	2021	Change
Commercial revenue	78.7	64.4	22.2%	166.1	128.8	29.0%
Broadcasting revenue	58.7	86.4	(32.1)%	93.7	129.7	(27.8)%
Matchday revenue	29.9	34.6	(13.6)%	51.2	53.4	(4.1)%
Total revenue	167.3	185.4	(9.8)%	311.0	311.9	(0.3)%
Adjusted EBITDA(1)	48.3	57.9	(9.6)%	71.9	69.1	4.1%
Operating (loss)/profit	(2.9)	5.4	-	(6.3)	(4.8)	31.2%

Profit/(loss) for the period (i.e. net income/(loss))	6.3	(1.4)	-	(20.2)	(16.9)	19.5%
Basic earnings/(loss) per share (pence)	3.87	(0.86)	-	(12.39)	(10.39)	19.2%
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)(1)	(10.1)	7.4	-	(20.0)	(5.1)	292.2%
Adjusted basic (loss)/earnings per share (pence)(1)	(6.18)	4.54	-	(12.26)	(3.14)	290.4%

Non-current borrowings in USD (contractual currency)(2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted (loss)/profit for the period and adjusted basic (loss)/earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 8 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 31 December 2022 was £200.0 million and total current borrowings including accrued interest payable was £206.2 million. Based on the club’s expected seasonal working capital cycle, it is anticipated that the club would be able to reduce the balance on the club’s facilities to zero at June 30, 2023.

Football

•	The men’s first team won the Carabao Cup on 26 February at Wembley for the 6th time
•	The men’s first team advances to the Semi-finals of the FA Cup
•	For the 2022/23 domestic and European seasons to date, the men’s first team is currently in third place in the Premier League and has advanced to the UEFA Europa League Quarter-finals
•	In the January transfer window, the men’s first team signed Marcel Sabitzer, Wout Weghorst and Jack Butland on loan until the end of the 2022/23 season
•	For the 2022/23 Women's Super League season, the women's team is currently placed first in the league and has advanced to the Semi-finals of the Women's FA Cup
•	In the January transfer window, the women’s team signed Jayde Riviere, Estelle Cascarino and Lisa Naalsund
•	Club appointed David Harrison as Director of Football Operations
•	Club recently announced a return to the US for its Summer Tour 2023 with a first announced match against Wrexham AFC in San Diego at Snapdragon Stadium on 25 July; information on additional tour matches in the US will be released in the upcoming weeks

Fan Engagement

•	Club held quarterly meetings of the Fans’ Advisory Board and the Fans’ Forum
•	Implemented the Premier League Fan Engagement Standard
•	Following consultation with fan representatives, the Club committed to restore the Stretford End to all-general admission seating in time for the 2024/25 season
•	During the quarter, fan supporters’ clubs reached a record 275 clubs in 94 countries
•	Partnered with fan groups to commemorate 65th anniversary of the Munich Air Disaster at events in Munich and Manchester attended by thousands of fans on 6 February
•	Red and white scarves were gifted to the 33,000 United fans who travelled to the Carabao Cup Final at Wembley on 26 February

Facilities – Venue and Operations

•	Record match attendance and match-by-match hospitality revenues were driven by strong pitch performance across all competitions; ticket sales for the current 2022/23 season have surpassed the record set in 2016/17 totalling a cumulative 2.3 million tickets sold
•	Record sales of global memberships, including sell-out of a new Premium Membership tier; memberships currently stand at 360,000 for the 2022/23 season, the largest paid membership program in world sport; in February, the club also launched a dedicated Junior membership package tailored to a younger fanbase
•	Continued exceptional demand for tickets, with over 145,000 individuals currently on the Season Ticket waiting list; 2023/24 renewals were launched in February, with prices of adult Season Tickets increasing by approximately 5%, following 11 consecutive seasons of frozen ticket pricing; ticket prices at Old Trafford – along with matchday food and beverage prices – remain among the most affordable in the Premier League
•	Continued momentum in demand for women’s football with Leigh Sport Village ticket sales at the end of the second quarter approximately 60% higher than the entire 2021/22 season
•	During the second quarter, Old Trafford hosted a third Women’s Super League fixture against Aston Villa on 3 December
•	Old Trafford hosted the Rugby League World Cup final on 19 November

Partnerships

•	On 15 December, the Club and its primary shirt sponsor, TeamViewer mutually agreed that Manchester United has the option to buy back the rights to the front of shirt sponsorship; TeamViewer will remain the primary shirt sponsor under the original financial terms during the interim period
•	Club held an #ILoveUnited event in Kolkata, India, in October with a record-breaking fan attendance featuring activations from 15 global partners for the largest ever football screening in India
•	On 5 March, Club held an #ILoveUnited event in Los Angeles with activations from 19 global partners
•	Successfully launched a new global partnership with Doo Group
•	Club attended the World Economic Forum in Davos

Digital Products & Experiences

•	Club gained more than 3.5 million followers and generated more than 395 million digital interactions and 1.15 billion video views across all global social platforms in the second quarter
•	Club launched its first digital collectibles in partnership with Tezos; the launch was the biggest in sport consisting of two ‘drops’ during December, including a sell-out for the first paid drop; more digital collectibles will be released throughout 2023
•	Club launched a Discord community in November with a following of ~85,000 members, the biggest in football
•	Record-breaking first year on TikTok for the Manchester United Women’s account; the first women’s team to reach 500k followers and 6 million video likes

Revenue Analysis

Commercial

Commercial revenue for the quarter was £78.7 million, an increase of £14.3 million, or 22.2%, over the prior year quarter.

•	Sponsorship revenue was £50.4 million, an increase of £15.2 million, or 43.2%, over the prior year quarter due to the impact of our training kit agreement with Tezos, together with a one-off sponsorship credit.
•	Retail, Merchandising, Apparel & Product Licensing revenue was £28.3 million, a decrease of £0.9 million, or 3.1%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £58.7 million, a decrease of £27.7 million, or 32.1%, over the prior year quarter, primarily due to the men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year.

Matchday

Matchday revenue for the quarter was £29.9 million, a decrease of £4.7 million, or 13.6%, over the prior year quarter, due to playing two less home games in the current year quarter compared to the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £167.6 million, a decrease of £12.1 million, or 6.7%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £77.3 million, a decrease of £20.4 million, or 20.9%, over the prior year quarter, as a result of squad turnover and the men’s first team not participating in the UEFA Champions League in the current year.

Other operating expenses

Other operating expenses for the quarter were £41.7 million, an increase of £11.9 million, or 39.9%, over the prior year quarter. This is primarily due to the impact of exchange rate fluctuations and rising energy and maintenance costs.

Depreciation and amortization

Depreciation for the quarter was £3.6 million, consistent with the prior year quarter. Amortization for the quarter was £45.0 million, an increase of £6.4 million, or 16.6%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations at 31 December 2022 was £445.1 million.

Loss on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £2.6 million, compared to a loss of £0.3 million for the prior year quarter.

Net finance income/(costs)

Net finance income for the quarter was £12.1 million, compared to net finance costs of £7.5 million in the prior year quarter, due to a favourable swing in unrealized foreign exchange movements in the current quarter compared to an unfavourable swing in the prior year quarter. Income for the current year quarter includes £22.0 million of unrealized non-cash foreign exchange net gains.

Income tax

The income tax expense for the quarter was £2.9 million, compared to an income tax credit of £0.7 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £6.7 million in the quarter to 31 December 2022, compared to a decrease of £11.3 million in the prior year quarter.

Net cash outflow from operating activities for the quarter was £61.5 million, compared to £31.5 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £2.7 million, an increase of £0.9 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £27.8 million, an increase of £11.0 million over the prior year quarter.

Net cash inflow from financing activities for the quarter was £99.4 million, compared to £39.5 million in the prior year quarter. This is due to a £100.0 million drawdown on the revolving credit facilities in the current quarter compared to a £40.0 million drawdown on the revolving credit facilities in the prior year quarter.

Balance sheet

Our USD non-current borrowings as of 31 December 2022 were $650 million, which was unchanged from 31 December 2021. As a result of the year-on-year change in the USD/GBP exchange rate from 1.3486 at 31 December 2021 to 1.2040 at 31 December 2022, our non-current borrowings when converted to GBP were £535.7 million, compared to £477.1 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 31 December 2022 were £206.2 million compared to £105.2 million at 31 December 2021.

As of 31 December 2022, cash and cash equivalents were £31.0 million compared to £87.4 million at the prior year quarter, primarily due to investment in the first team playing squad.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, (loss)/profit on disposal of intangible assets, exceptional items, net finance income/(costs), and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily (loss)/profit on disposal of intangible assets and exceptional items), capital structure (primarily finance income/(costs)), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges related to exceptional items, foreign exchange gains/(losses) on unhedged US dollar denominated borrowings and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and adding/subtracting the adjusted tax credit/expense for the period (based on an normalized tax rate of 21%; 2021: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2021: 21%) applicable during the financial year. A reconciliation of profit/(loss) for the period to adjusted loss for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2022	2021	2022	2021
Revenue
Commercial % of total revenue	47.0%	34.7%	53.4%	41.3%
Broadcasting % of total revenue	35.1%	46.6%	30.1%	41.6%
Matchday % of total revenue	17.9%	18.7%	16.5%	17.1%

	2022/23 Season	2021/22 Season	2022/23 Season	2021/22 Season
Home Matches Played
PL	4	6	7	9
UEFA competitions	2	2	3	3
Domestic Cups	2	-	2	1
Away Matches Played
PL	6	6	9	9
UEFA competitions	2	2	3	3
Domestic Cups	-	-	-	-
Other
Employees at period end	1,233	1,184	1,233	1,184
Employee benefit expenses % of revenue	46.2%	52.7%	51.3%	59.7%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2022	2021	2022	2021
Revenue from contracts with customers	167,368	185,440	311,022	311,901
Operating expenses	(167,640)	(179,717)	(331,284)	(333,820)
(Loss)/profit on disposal of intangible assets	(2,588)	(318)	14,020	17,158
Operating loss	(2,860)	5,405	(6,242)	(4,761)
Finance costs (1)	(26,277)	(7,473)	(21,956)	(22,591)
Finance income (1)	38,392	1	3,083	5,465
Net finance income/(costs)	12,115	(7,472)	(18,873)	(17,126)
Profit/(loss) before income tax	9,255	(2,067)	(25,115)	(21,887)
Income tax (expense)/credit	(2,949)	665	4,905	4,946
Profit/(loss) for the period	6,306	(1,402)	(20,210)	(16,941)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	3.87	(0.86)	(12.39)	(10.39)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings/(loss) per share (thousands)	163,062	163,003	163,062	162,999
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence) (2)	3.85	(0.86)	(12.39)	(10.39)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings/(loss) per share (thousands) (2)	163,605	163,003	163,062	162,999

(1) Each element of finance costs and finance income is split based on its position in both the 3 months ended 31 December 2022 and the 6 months ended 31 December 2022. In the current year, exchange rate fluctuations have resulted in costs and income for the 3 months ended 31 December 2022 that are greater than the total net position across the 6 months ended 31 December 2022.

(2) For the six months ended 31 December 2022 and three and six months ended 31 December 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 December 2022	30 June 2022	31 December 2021
ASSETS
Non-current assets
Property, plant and equipment	243,434	242,661	245,845
Right-of-use assets	3,353	4,072	3,747
Investment properties	20,133	20,273	20,413
Intangible assets	871,529	743,278	812,252
Trade receivables	21,224	29,757	41,024
Derivative financial instruments	22,189	16,462	4,434
	1,181,862	1,056,503	1,127,715
Current assets
Inventories	3,272	2,200	2,876
Prepayments	26,087	15,534	20,852
Contract assets – accrued revenue	53,505	36,239	69,828
Trade receivables	116,409	49,210	54,063
Other receivables	2,426	1,569	1,110
Income tax receivable	4,479	4,590	834
Derivative financial instruments	7,876	6,597	1,146
Cash and cash equivalents	31,045	121,223	87,434
	245,099	237,162	238,143
Total assets	1,426,961	1,293,665	1,365,858

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 December 2022	30 June 2022	31 December 2021
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	2,249	950	(9,561)
Retained deficit	(189,097)	(170,042)	(40,294)
	109,752	127,508	246,745
Non-current liabilities
Deferred tax liabilities	2,413	7,402	30,422
Contract liabilities - deferred revenue	7,274	16,697	24,610
Trade and other payables	160,495	102,347	102,553
Borrowings	535,654	530,365	477,052
Lease liabilities	2,475	2,869	2,994
Derivative financial instruments	519	49	3,908
Provisions	89	11,586	4,589
	708,919	671,315	646,128
Current liabilities
Contract liabilities - deferred revenue	160,554	165,847	155,931
Trade and other payables	227,772	220,587	207,346
Income tax liabilities	-	-	2,131
Borrowings	206,246	105,757	105,185
Lease liabilities	804	1,561	763
Derivative financial instruments	-	32	859
Provisions	12,914	1,058	770
	608,290	494,842	472,985
Total equity and liabilities	1,426,961	1,293,665	1,365,858

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2022	2021	2022	2021
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(56,633)	(25,567)	(53,014)	46,120
Interest paid	(4,595)	(2,161)	(14,223)	(9,953)
Interest received	59	1	77	3
Tax paid	(340)	(3,766)	(392)	(4,101)
Net cash (outflow)/inflow from operating activities	(61,509)	(31,493)	(67,552)	32,069
Cash flows from investing activities
Payments for property, plant and equipment	(2,706)	(1,874)	(7,099)	(5,502)
Payments for intangible assets	(29,868)	(18,715)	(129,892)	(90,915)
Proceeds from sale of intangible assets	2,071	1,932	13,733	13,015
Net cash outflow from investing activities	(30,503)	(18,657)	(123,258)	(83,402)
Cash flows from financing activities
Proceeds from borrowings	100,000	40,000	100,000	40,000
Principal elements of lease payments	(571)	(432)	(1,449)	(848)
Dividends paid	-	-	-	(10,669)
Net cash inflow from financing activities	99,429	39,568	98,551	28,483
Net increase/(decrease) in cash and cash equivalents	7,417	(10,582)	(92,259)	(22,850)
Cash and cash equivalents at beginning of period	24,277	98,666	121,223	110,658
Effects of exchange rate changes on cash and cash equivalents	(649)	(650)	2,081	(374)
Cash and cash equivalents at end of period	31,045	87,434	31,045	87,434

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Profit/(loss) for the period	6,306	(1,402)	(20,210)	(16,941)
Adjustments:
Income tax expense/(credit)	2,949	(665)	(4,905)	(4,946)
Net finance (income)/costs	(12,115)	7,472	18,873	17,126
Loss/(profit) on disposal of intangible assets	2,588	318	(14,020)	(17,158)
Exceptional items	-	9,992	-	9,992
Amortization	44,971	38,653	85,110	73,787
Depreciation	3,609	3,579	7,087	7,270
Adjusted EBITDA	48,308	57,947	71,935	69,130

3	Reconciliation of profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 31 December		Six months ended 31 December
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Profit/(loss) for the period	6,306	(1,402)	(20,210)	(16,941)
Exceptional items	-	9,992	-	9,992
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(37,737)	591	2,703	10,560
Fair value loss/(gain) on embedded foreign exchange derivatives	15,720	846	(2,892)	(5,136)
Income tax expense/(credit)	2,949	(665)	(4,905)	(4,946)
Adjusted (loss)/profit before income tax	(12,762)	9,362	(25,304)	(6,471)
Adjusted income tax credit/(expense) (using a normalized tax rate of 21% (2021: 21%))	2,680	(1,966)	5,314	1,359
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)	(10,082)	7,396	(19,990)	(5,112)

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(6.18)	4.54	(12.26)	(3.14)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic (loss)/earnings per share (thousands)	163,062	163,003	163,062	162,999
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence)(1)	(6.18)	4.52	(12.26)	(3.14)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted (loss)/earnings per share (thousands) (1)	163,062	163,504	163,062	162,999

(1) For the three and six months ended 31 December 2022 and the six months ended 31 December 2021 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash (used in)/generated from operations

	Three months ended 31 December		Six months ended 31 December
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Profit/(loss) for the period	6,306	(1,402)	(20,210)	(16,941)
Income tax expense/(credit)	2,949	(665)	(4,905)	(4,946)
Profit/(loss) before income tax	9,255	(2,067)	(25,115)	(21,887)
Adjustments for:
Depreciation	3,609	3,579	7,087	7,270
Amortization	44,971	38,653	85,110	73,787
Loss/(profit) on disposal of intangible assets	2,588	318	(14,020)	(17,158)
Net finance (income)/costs	(12,115)	7,472	18,873	17,126
Non-cash employee benefit expense – equity-settled share-based payments	626	433	1,155	968
Foreign exchange losses/(gains) on operating activities	5,140	(398)	3,967	(302)
Reclassified from hedging reserve	(367)	90	(530)	30
Changes in working capital:
Inventories	480	(105)	(1,072)	(796)
Prepayments	4,638	4,776	(10,928)	(13,751)
Contract assets – accrued revenue	(7,366)	(34,471)	(17,266)	(29,284)
Trade receivables	(64,070)	(5,832)	(48,087)	(5,541)
Other receivables	(497)	151	(857)	(650)
Contract liabilities – deferred revenue	(23,898)	(25,963)	(14,716)	39,615
Trade and other payables	(19,821)	(12,532)	(36,974)	(3,864)
Provisions	194	329	359	557
Cash (used in)/generated from operations	(56,633)	(25,567)	(53,014)	46,120